SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
A DELAWARE LIMITED LIABILITY PARTNERSHIP
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BEIJING BRUSSELS HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO
July 10, 2023
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Scott Anderegg and Dietrich King

Re:	SIGNA Sports United N.V.
Registration Statement on Form F-3
Response dated May 3, 2023
File No. 333-270826
On behalf of our client, SIGNA Sports United N.V. (the “Company”), we set forth below the Company’s response to the letter, dated May 18, 2023 (the “Comment Letter”), containing the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced response dated May 3, 2023, and the Registration Statement on Form F-3 filed with the Commission by the Company on March 24, 2023 (the “Registration Statement”).
In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing Amendment No. 1 to the Registration Statement on Form F-3 (the “Amendment”) through EDGAR concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.
The comment of the Staff is reproduced in italics below.
General
1.We note your response to comment 1. Please tell us why you believe the selling security holder should not be viewed as a parent. Please frame your analysis in terms of Question 212.15 of the Securities Act Rules Compliance and Disclosure Interpretations. In doing so, please describe to us the relationships among the relevant constituents of the larger SIGNA conglomerate that you refer to in your response and tell us why you appear to believe it would be appropriate to limit the legal analysis regarding parent status to only the immediate corporate parent-subsidiary relationship between SISH (as defined in your response) and the registrant and not to the much broader set of relationships among the SIGNA group. In this regard, we note for example disclosure on page F-58 of the registrant's most recent annual report on Form 20-F that "SSU N.V.’s [i.e., the registrant's] parent is SIGNA International Sports Holding GmbH, Munich, Germany and the SSU N.V.’s ultimate controlling party is SIGNA Retail GmbH, Vienna, Austria. Alternatively, please identify the selling security holder as an underwriter and revise the relevant disclosure in the prospectus to indicate that, as to the transaction by SISH, this is an indirect primary offering.

Securities and Exchange Commission
July 10, 2023

Response
The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has identified SIGNA International Sports Holding GmbH, a German limited liability company (“SISH”) as an underwriter in Amendment No. 1 and has removed references to a secondary offering with respect to SISH.
We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Stephan Hutter at 49.69.74220.170 or Michelle Gasaway at 213.687.5122 or by email at stephan.hutter@skadden.com or michelle.gasaway@skadden.com.

Sincerely,

/s/ Stephan Hutter, Esq
Stephan Hutter, Esq.
VIA E-MAIL

cc:	Stephan Zoll
Chief Executive Officer
SIGNA Sports United N.V.